September 26, 2025

VIA EDGAR

Ms. Ta Tanisha Meadows

Ms. Joel Parker

Mr. Scott Anderegg

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ELC Group Holdings Ltd.

Amendment No.7 to

Registration Statement on Form F-1, as amended (File No. 333-285524)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations (“Rule 461”) under the Securities Act of 1933, as amended, ELC Group Holdings Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time, on September 30, 2025, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Morgan, Lewis & Bockius.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Commission today.

Please contact Ms. Louise Liu of Morgan, Lewis & Bockius at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com with any questions you may have concerning this request. In addition, please notify Ms. Liu when this request for acceleration has been granted.

(Signature page follows)

Very truly yours,

ELC Group Holdings Ltd.

By:	/s/ Leann Koh Bee Khee
Name:	Leann Koh Bee Khee
Title:	Director and Chief Executive Officer

(Signature Page to Issuer Acceleration Request)